Exhibit 99.1

Blizzard Entertainment and NetEase Extend Publishing Partnership

in China

SHANGHAI—Jan. 10, 2019—Blizzard Entertainment, Inc. and NetEase, Inc. (NASDAQ: NTES) announced today an extension to their 11-year partnership in mainland China. The publishing agreement between the two companies, which encompasses World of Warcraft®, the StarCraft® series, the Diablo® series, Hearthstone®, Heroes of the Storm® and Overwatch®, will extend until January 2023.

The collaboration between Blizzard and NetEase began in 2008, with a licensing agreement to bring StarCraft® II and the Blizzard Battle.net® platform to China. Since then, the companies have worked together to bring Blizzard’s epic game experiences to Chinese players.

“NetEase has been instrumental in helping us bring Blizzard’s epic games to even more players around the world, and we’re grateful to have such a strong partner in China,” said J. Allen Brack, President of Blizzard Entertainment. “We look forward to continuing our relationship and cooperation in China and beyond.”

“We’re pleased to continue our successful partnership with Blizzard after more than a decade of close cooperation,” said William Ding, founder and CEO of NetEase. “The scope of our collaboration is now deeper and broader than ever before. We’re confident that together we will continue to bring even more exciting game experiences to players worldwide.”

About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft®, Hearthstone®, Overwatch®, the Warcraft®, StarCraft®, and Diablo® franchises, and the multi-franchise Heroes of the Storm®, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes twenty-two #1 games* and multiple Game of the Year awards. The company’s online gaming service, Blizzard Battle.net®, is one of the largest online-gaming services in the world, with millions of active players.

*Sales and/or downloads based on internal company records and reports from key distribution partners

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China dedicated to providing online services centered around content, community, communication and commerce. NetEase develops and operates some of China’s most popular PC-client and mobile games, and partners with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers to operate some of the most popular international online games in China. NetEase also operates Kaola.com and Yanxuan, two e-commerce platforms that cater to the rising middle-class consumer market in China. In addition, NetEase offers advertising, e-mail and other services. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements, including statements regarding Blizzard and NetEase’s publishing agreement, may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the risks outlined in Activision Blizzard’s or NetEase’s filings with the Securities and Exchange Commission. NetEase, Blizzard and Activision Blizzard do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

NetEase Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Stevenson Xiang

Sr. PR Manager

Blizzard China

sxiang@blizzard.com

Tel: (+86) 21-3133-0700